UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-39708

OTR ACQUISITION CORP

(Exact name of registrant as specified in its charter)

12 Gill Street

Suite 4650

Woburn, Massachusetts

(617) 871-2101

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-half of one redeemable Warrant

Class A common stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of

$11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h 3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*.

*	Effective May 19, 2022, a subsidiary of Comera Life Sciences Holdings, Inc. merged with and into OTR Acquisition Corp., with OTR Acquisition Corp. surviving such merger and becoming a wholly owned subsidiary of Comera Life Sciences Holdings, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, OTR Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 31, 2022	By:	/s/ Jeff Hackman
		Name:	/s/ Jeff Hackman
		Title:	Chairman & CEO